Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Registration Statement on Form S-4 of Viatris Inc. of our report dated March 20, 2020, with respect to the combined balance sheets of Upjohn (formerly a business unit of Pfizer Inc.) as of December 31, 2019 and 2018, the related combined statements of income, comprehensive income, equity, and cash flows for each of the years in the three-year period ended December 31, 2019, and the related notes, which report appears in the Form 8-K of Viatris Inc. dated May 29, 2020 and to the reference to our firm under the heading “Experts” in the prospectus which is part of this Registration Statement.

/s/ KPMG LLP

New York, New York
September 10, 2021